EXHIBIT 22.1

List of Subsidiary Issuers and Guarantors of Sabra Health Care REIT, Inc.

Sabra Health Care Limited Partnership (the “Operating Partnership”), a Delaware limited partnership and subsidiary of Sabra Health Care REIT, Inc. (the “Company”), is the issuer of the following securities registered under the Securities Act of 1933, as amended, for which the Company is the guarantor:

(i) $350.0 million aggregate principal amount of 3.90% Senior Notes due 2029 issued on October 7, 2019; and

(ii) $800.0 million aggregate principal amount of 3.20% Senior Notes due 2031 issued on September 30, 2021.